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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eagle Capital Growth Fund, Inc.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

269451100

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(CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

September 20, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

138,378

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

138,378

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

138,378

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.43%

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14

TYPE OF REPORTING PERSON*

IA

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

AAMAF, LP

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

6,068

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

6,068

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,068

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19%

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14

TYPE OF REPORTING PERSON*

PN

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

MERLIN PARTNERS, LP

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

93,000

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

93,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.98%

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14

TYPE OF REPORTING PERSON*

PN

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

Frederick DiSanto

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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7

SOLE VOTING POWER

NUMBER OF

SHARES

4,000

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

4,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.13%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of the Eagle Capital Growth Fund Inc.  The address of the issuer is 225 East Mason Street, Suite 802, Milwaukee, WI 53202.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, AAMAF, LP, and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, LP, AAMAF, LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business.  The Reporting Persons reserve the right to take any and all actions that they may deem appropriate to maximize the value of their respective investment in the Issuer, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their respective general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.  Ancora Advisors, LLC may engage management and/or the board of directors to discuss potential options to remedy the significant discount to NAV at which the fund currently trades.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of September 20, 2013 and the percentage of the Shares outstanding represented by such ownership (based on 3,125,124 shares outstanding as of June 30, 2013):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	61,794	1.98%
Ancora Funds & Partnerships (2)	99,068	3.17%
Ancora Advisors SMA (3)	39,310	1.26%
Total	200,172	6.41%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC including Mr. DiSanto.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, AAMAF, LP, and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: The following table sets forth all transactions with respect to Shares affected since August 1, 2013, the filing date of the most recent Schedule 13D amendment filed by the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., Eastern Standard Time, on September 20, 2013.  All such transactions were purchases and sales of Shares affected in the open market, and the table does not include commissions paid in per share prices.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
8/1/13	Buy	18,460	7.9374
8/2/13	Buy	540	8.0299
8/9/13	Buy	500	8.12
8/19/13	Buy	200	8.05
8/21/13	Sell	200	8.046
9/3/13	Buy	1,000	7.9799
9/6/13	Buy	500	8.0099
9/9/13	Buy	20	7.80
9/10/13	Buy	1,000	7.99
9/16/13	Buy	1,650	8.06
9/18/13	Buy	400	8.01
9/19/13	Buy	578	8.05
9/19/13	Sell	1,000	8.10
9/20/13	Buy	10,162	8.0975

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2013

ANCORA ADVISORS, LLC

AAMAF, LP

By: Ancora Advisors, LLC, its General Partner

MERLIN PARTNERS, LP

By: Ancora Advisors, LLC, its General Partner

FREDERICK DISANTO

By: /s/ Frederick DiSanto

Frederick DiSanto

Chief Executive Officer